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                                                                       EXHIBIT 5





                                PROMISSORY NOTE

$3,000,000.00                                         Cobb County, Georgia
                                                      January 11, 2000


         FOR VALUE RECEIVED, the undersigned, LOGISTICS MANAGEMENT, LLC, a limited liability company organized in the State of Kentucky (hereinafter referred to as "MAKER"), promises to pay to the order of Dennis A. Bakal, a resident of the State of Georgia (hereinafter referred to as "HOLDER"), at such place as may be designated in writing by HOLDER, the principal sum of Three Million and No/100 Dollars ($3,000,000.00), together with simple interest from the date hereof upon said principal sum and the decreasing balances thereof at the rate of 9.65% per annum, in lawful money of the United States of America.

        Maker's first payment shall be due on or before January 10, 2000 in an amount no less than One Million Dollars ($1,000,000.00), which amount shall first be applied to accrued interest and the remainder to principal. An additional payment by Maker shall be due on or before April 15, 2000 in an amount no less than Five Hundred Thousand Dollars ($500,000.00) which amount shall first be applied to accrued interest and the remainder to principal. Thereafter, the Maker shall make equal monthly payments of principal and interest beginning on May 15, 2000 and continuing through January 15, 2002 in a monthly amount sufficient to amortize the remaining principal balance existing on April 15, 2000 together with accrued interest.

         This note may be prepaid in full or in part at any time without penalty at the sole election of the MAKER, to be applied first to accrued interest and then to principal.

         Time is of the essence of this note. In the event this note, or any part hereof, is collected by or through an attorney-at-law, MAKER agrees to pay all costs of collection including, but not limited to, reasonable attorneys' fees and costs. In the event that MAKER fails to make any payment when due, HOLDER shall provide written notice of default to MAKER, which notice shall allow MAKER ten (10) days from the date of receipt of such notice in which to cure such default. If such default is not cured within the time allowed, the balance hereof shall be deemed to be immediately accelerated without further notice to MAKER.

         This note is to be construed and enforceable in accordance with the laws of the State of Georgia.

         The indebtedness evidenced hereby is part of the consideration received by HOLDER for the sale of certain of the stock of Professional Transportation Group Ltd., Inc., a Georgia corporation, pursuant to that certain Securities Purchase Agreement dated as of December 3, 1999 by and between MAKER and HOLDER, the terms of which are incorporated herein by this reference.

        All notices, requests, demands, and other communications hereunder shall be deemed to have been duly given if in writing in accordance with the terms of
Section 6(f) of the Stock Purchase Agreement.





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        IN WITNESS WHEREOF, MAKER has executed and delivered this note under its corporate seal and the same has been attested, all by its officers thereunto duly authorized the day and year first above written.


                                             LOGISTICS MANAGEMENT, LLC


                                             By:  /s/ Anthony Huff
                                                ------------------------------
                                             Its: Manager
                                                ------------------------------